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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Little Squaw Gold Mining Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
537522104
(CUSIP Number)
Forza Capital Management, LLC
2754 NW Crossing Drive, Suite 205
Bend, OR 97701
541.385.5076
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:
	Forza Capital Management, L.L.C.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,115,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,115,510

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,115,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:
	Forza Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,115,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,115,510

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,115,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:
	David Atkinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		6,115,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,115,510

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,115,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:
	James Frazier

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		6,115,510

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,115,510

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,115,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forza Capital Management, L.L.C., a Delaware limited liability company (“Forza Capital”), Forza Partners, L.P., a Delaware limited partnership (“Forza Partners”), David Atkinson and James Frazier. David Atkinson and James Frazier are the principals of Forza Capital. Forza Capital is the general partner of Forza Partners. This Schedule 13D relates to shares of common stock of Little Squaw Gold Mining Company, an Alaska corporation (the “Issuer”) purchased by Forza Partners.
Item 1. Security and Issuer
     Securities acquired: Shares of Common Stock, par value $0.10 per share (“Common Stock”)

Issuer:	Little Squaw Gold Mining Company
3412 S. Lincoln Dr.
Spokane, WA 99203-1650
Item 2. Identity and Background
     (a) This statement is filed by: (1) Forza Capital; (2) Forza Partners; (3) David Atkinson; and (4) James Frazier (collectively, the Filers).
     (b) The business address for the Filers is 2754 NW Crossing Drive, Suite 205
Bend, OR 97701
     (c) Forza Capital provides investment management services to pooled investment vehicles. The principal occupation of Messrs. Atkinson and Frazier is investment management.
     (d) None of the Filers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Filers have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Forza Capital is a Delaware limited liability company. Forza Partners is a Delaware limited partnership. Messrs. Atkinson and Frazier are United States citizens.
Item 3. Source and Amount of Funds
     As of December 29, 2006, the Filers had invested in Common Stock of the Issuer in the amount of: $3,641,981.00 through Forza Partners. Currently, all shares of Common Stock of the Issuer as of the date of this Schedule 13D are held by Forza Partners.

The source of funds was the working capital of each of the Filers.
Item 4. Purpose of the Transaction
     The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. Although the Filers have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Filers at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Filers and/or other investment considerations.
     Also, consistent with the investment purpose, the Filers may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Filers may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Filers have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filers may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of December 29, 2006, the Filers beneficially own 6,115,510 shares of Common Stock of the Issuer, which represents 21.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 6,115,510 shares of Common Stock beneficially owned by the Filers as of the date hereof (which was calculated by adding (a) 4,815,510, the number of shares of Common Stock held by Forza Partners plus (b) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners), by (ii) 28,131,706 shares of Common Stock (which was calculated by adding (x) 26,831,706, the number of shares of Common Stock outstanding as of October 20, 2006, based upon the Issuer’s most current Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006 plus (y) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
     (b) Forza Capitals as general partner of Forza Partners, has the power to vote and dispose of the 6,115,510 shares of Common Stock held by Forza Partners. Forza Partners has the power to vote and dispose of the 6,115,510 shares of Common Stock it holds. As the principals of Forza Capital, Messrs. Atkinson and Frazier may direct the vote and disposition of the 6,115,510 shares of Common Stock held by Forza Partners.
     The filing of this statement on Schedule 13D shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,115,510 shares of Common Stock held by Forza Partners. Pursuant to Rule 13d-4, Forza Partners and the Filers disclaim all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by the Filers from the date sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On January 31, 2006 and February 24, 2006 (each a “Closing Date”), the Issuer closed a private placement with Forza Partners, by which Forza Partners received Class B Warrants to purchase 1,000,000 and 300,000 shares, respectively, of Common Stock at an exercise price of US$0.35 per share during the one-year period commencing on the closing Date, US$0.50 per share during the second year following the Closing Date, and US$0.65 per share during the third year following the Closing Date. Such warrants expire February 24, 2009 (the “Expiration Date”). The warrants may be exercised at any time after the Closing Date and prior to the Expiration Date.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated December 1, 2005, between Forza Capital, Forza Partners, David Atkinson and James Frazier.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2006

FORZA CAPITAL MANAGEMENT, L.L.C.

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

and

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

FORZA PARTNERS, L.P.
By: Forza Capital Management, L.L.C., its general partner

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

and

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

/s/ David Atkinson

David Atkinson

/s/ James Frazier

James Frazier

ANNEX A

Transaction	Number of	Price per
Date	Shares	Share ($)
1/10/2006	6,000	$0.35
1/26/2006	1,000	$0.36
1/30/2006	500	$0.39
1/31/2006	5,100	$0.42
1/31/2006	2,000,000	$0.25
2/1/2006	1,200	$0.52
2/2/2006	2,000	$0.56
2/3/2006	1,000	$0.55
2/6/2006	2,300	$0.55
2/7/2006	2,300	$0.49
2/8/2006	1,300	$0.50
2/9/2006	100	$0.50
2/15/2006	5,200	$0.36
2/16/2006	20,300	$0.37
2/23/2006	1,000	$0.48
2/24/2006	600,000	$0.25
2/27/2006	1,000	$0.47
2/28/2006	2,000	$0.55
3/2/2006	3,500	$0.55
3/3/2006	2,000	$0.70
3/6/2006	2,000	$0.63
3/7/2006	1,000	$0.60
3/8/2006	6,000	$0.62
3/9/2006	2,600	$0.59
3/10/2006	6,000	$0.59
3/13/2006	1,000	$0.65
3/14/2006	3,000	$0.65
3/15/2006	3,000	$0.65
3/17/2006	1,000	$0.65
3/20/2006	11,000	$0.65
3/22/2006	3,000	$0.65
3/28/2006	2,000	$0.62
3/29/2006	500	$0.65
3/30/2006	3,000	$0.71
3/31/2006	5,000	$0.70
4/17/2006	1,000	$0.73
4/18/2006	9,000	$0.74
4/19/2006	1,000	$0.80
4/20/2006	2,000	$0.80
4/21/2006	14,500	$0.82

Transaction	Number of	Price per
Date	Shares	Share ($)
4/24/2006	1,200	$0.85
4/25/2006	7,000	$0.89
4/26/2006	3,000	$0.93
4/27/2006	3,000	$0.93
4/28/2006	2,000	$1.00
5/1/2006	1,000	$1.05
5/2/2006	13,000	$1.06
5/3/2006	10,000	$1.06
5/4/2006	4,000	$1.14
5/8/2006	2,000	$1.24
5/9/2006	11,000	$1.28
5/10/2006	8,000	$1.39
5/11/2006	11,000	$1.48
5/12/2006	4,000	$1.34
5/15/2006	5,000	$1.30
5/16/2006	12,000	$1.25
5/17/2006	10,900	$1.19
5/18/2006	8,500	$1.18
5/19/2006	13,500	$1.18
5/22/2006	4,000	$1.18
5/23/2006	10,500	$1.06
5/24/2006	6,250	$1.08
5/25/2006	11,000	$1.04
5/26/2006	11,500	$1.00
5/30/2006	13,500	$1.05
5/31/2006	11,800	$1.18
6/2/2006	3,900	$1.23
6/6/2006	8,500	$1.29
6/7/2006	7,000	$1.25
6/8/2006	13,900	$1.13
6/9/2006	31,600	$1.18
6/12/2006	10,000	$1.18
6/13/2006	32,300	$1.11
6/14/2006	24,200	$1.05
6/15/2006	50,200	$1.12
6/16/2006	20,800	$1.10
6/19/2006	4,700	$1.11
6/20/2006	21,500	$1.11
6/21/2006	10,000	$1.10
6/22/2006	6,600	$1.10
6/23/2006	6,200	$1.09
6/26/2006	5,000	$1.11
6/27/2006	1,000	$1.10
6/29/2006	16,000	$1.10
6/30/2006	60,000	$1.17

Transaction	Number of	Price per
Date	Shares	Share ($)
7/3/2006	7,000	$1.24
7/7/2006	500	$1.30
7/11/2006	7,600	$1.31
7/12/2006	7,600	$1.32
7/13/2006	6,700	$1.32
7/14/2006	6,600	$1.27
7/19/2006	500	$1.37
7/21/2006	5,300	$1.35
7/24/2006	1,000	$1.28
7/25/2006	3,000	$1.31
7/26/2006	500	$1.35
7/27/2006	19,500	$1.35
7/28/2006	2,700	$1.31
7/31/2006	5,000	$1.30
8/1/2006	12,500	$1.33
8/2/2006	5,500	$1.35
8/3/2006	9,300	$1.24
8/4/2006	1,500	$1.29
8/7/2006	1,000	$1.29
8/8/2006	100	$1.29
8/9/2006	9,500	$1.34
8/10/2006	4,000	$1.35
8/11/2006	300	$1.37
8/14/2006	2,800	$1.36
8/15/2006	3,000	$1.42
8/16/2006	7,600	$1.59
8/17/2006	6,000	$1.66
8/18/2006	15,100	$1.65
8/21/2006	20,000	$1.69
8/22/2006	19,000	$1.62
8/23/2006	10,900	$1.62
8/24/2006	10,300	$1.61
8/25/2006	7,000	$1.64
8/28/2006	40,900	$1.48
8/29/2006	7,000	$1.58
8/30/2006	5,000	$1.56
8/31/2006	6,000	$1.60
9/1/2006	3,000	$1.66
9/5/2006	17,900	$1.68
9/6/2006	9,000	$1.66
9/7/2006	26,600	$1.60
9/8/2006	31,000	$1.62
9/11/2006	13,000	$1.60
9/12/2006	21,800	$1.56
9/13/2006	9,500	$1.59

Transaction	Number of	Price per
Date	Shares	Share ($)
9/14/2006	11,500	$1.53
9/15/2006	58,100	$1.50
9/18/2006	8,100	$1.54
9/19/2006	2,000	$1.55
9/20/2006	1,000	$1.55
9/21/2006	8,500	$1.54
9/22/2006	18,830	$1.58
9/25/2006	73,610	$1.59
9/26/2006	2,700	$1.63
9/27/2006	11,000	$1.62
9/28/2006	15,500	$1.62
9/29/2006	1,100)	$1.59
9/29/2006	(19,500)	$1.59
10/2/2006	2,600	$1.56
10/3/2006	6,150	$1.52
10/4/2006	41,800	$1.53
10/5/2006	37,700	$1.46
10/6/2006	35,700	$1.33
10/9/2006	14,200	$1.30
10/10/2006	19,300	$1.32
10/11/2006	23,400	$1.33
10/12/2006	31,000	$1.35
10/13/2006	26,100	$1.35
10/16/2006	3,000	$1.35
10/17/2006	4,500	$1.34
10/18/2006	5,000	$1.34
10/19/2006	17,853	$1.36
10/20/2006	100	$1.40
10/23/2006	52,000	$1.32
10/24/2006	2,500	$1.28
10/25/2006	20,549	$1.45
10/26/2006	9,500	$1.44
10/30/2006	12,100	$1.48
10/31/2006	15,900	$1.50
11/1/2006	1,000	$1.50
11/2/2006	4,500	$1.49
11/6/2006	500	$1.50
11/7/2006	18,700	$1.50
11/8/2006	5,600	$1.49
11/9/2006	23,900	$1.51
11/10/2006	40,684	$1.52
11/13/2006	11,500	$1.51
11/14/2006	32,736	$1.50
11/15/2006	6,048	$1.51
11/16/2006	11,400	$1.50
11/17/2006	1,100	$1.51

Transaction	Number of	Price per
Date	Shares	Share ($)
11/20/2006	12,600	$1.50
11/21/2006	10,100	$1.49
11/22/2006	15,000	$1.48
11/27/2006	5,000	$1.48
11/27/2006	11,700	$1.44
11/28/2006	1,000	$1.48
11/29/2006	3,200	$1.47
11/30/2006	22,900	$1.45
11/30/2006	20,000	$1.43
12/1/2006	48,138	$1.40
12/4/2006	20,000	$1.47
12/5/2006	12,000	$1.48
12/6/2006	9,500	$1.46
12/7/2006	500	$1.44
12/7/2006	5,000	$1.44
12/8/2006	4,000	$1.43
12/8/2006	17,000	$1.44
12/8/2006	12,000	$1.47
12/11/2006	30,000	$1.46
12/11/2006	7,100	$1.46
12/12/2006	7,600	$1.45
12/13/2006	6,000	$1.45
12/14/2006	13,500	$1.45
12/15/2006	3,500	$1.44
12/18/2006	17,700	$1.44
12/19/2006	6,500	$1.45
12/20/2006	10,200	$1.44
12/21/2006	10,400	$1.44
12/22/2006	7,650	$1.44
12/26/2006	21,200	$1.44
12/27/2006	5,000	$1.44
12/27/2006	25,000	$1.43
12/28/2006	6,412	$1.40